92 FERCP. 62, 155
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Southern Indiana Gas & Electric Company,                Docket No. EC00-113-000
Vectren Utility Holdings, Inc., and
Vectren Corporation

                        ORDER AUTHORIZING DISPOSITION OF
                          JURISDICTIONAL FACILITIES AND
                            CORPORATE REORGANIZATION
                            (Issued August 16, 2000)

     On July 10, 2000, as supplemented on July 25, 2000, Southern Indiana Gas & Electric Company (SIGECO), Vectren Corporation (Vectren), and Vectren Utility Holdings, Inc. (VUHI) (collectively, Applicants) filed a joint application under section 203 of the Federal Power Act (FPA)/1 for Commission authorization of a proposed corporate reorganization under which Vectren will contribute all of the common stock of SIGECO to VUHI.

     SIGECO is a power marketer authorized by the Commission to sell electric power at market-based rates./2 SIGECO, a subsidiary of Vectren, is engaged in the generation, transmission, distribution and sale of electric energy, as well as the purchase of natural gas and its transportation, transmission, distribution and sale in southwestern Indiana. SIGECO provides electric distribution service and gas distribution service to retail customers in Indiana.

     Vectren, an exempt public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA), was formed as a result of the merger of Indiana Energy, Inc. and SIGCORP, Inc./3 Through its subsidiaries, SIGECO, Community Natural Gas Company (Community), and Indiana Gas Company, Inc. (Indiana Gas), Vectren provides electric and/or gas utility service to customers in Southern and Central Indiana. VUHI, an Indiana corporation and a wholly-owned

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1/ 16 U.S.C.ss.824b (1994).

2/ See, Southern Indiana Gas & Electric Co., 77 FERCP. 61,024 (1996).

3/ See, Southern Indiana Gas & Electric Co. and Vectren Corp., 89 FERCP.  61,288
(1999).

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subsidiary of Vectren was formed to serve as the  intermediate  holding  company for Vectren's utility interests./4

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4/ According to the  application,  VUHI will claim  exemption from  registration under PUHCA pursuant to Section
3(a)(1).

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     According to the application, the proposed reorganization involves a change in the ownership structure of SIGECO, which will be accomplished by Vectren contributing all of the common stock of SIGECO, to its wholly-owned subsidiary, VUHI. Applicants state that the reorganization will only cause a change in corporate structure and will not cause a change in ultimate control of any of the assets owned by the parent company. In addition, Applicants contend that the proposed reorganization is designed to provide increased financial, managerial, and organizational flexibility in order to better position Applicants to operate in the changing energy industry. Furthermore, Applicants state that the intermediate holding company structure will serve to streamline the operations of the Vectren utilities, provide an additional degree of structural separation for those companies, and promote the economical and efficient development of an integrated public utility system.

     According to the application, the proposed reorganization is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, Applicants state that the proposed reorganization will not adversely affect competition because the propose reorganization is a purely intra-corporate transaction, and therefore, will not create or enhance market concentration levels in relevant markets. In addition, Applicants contend that the proposed reorganization will promote the economical and efficient development of an integrated public utility system.

     With regards to rates, Applicants assert that the proposed reorganization will not have an adverse effect on the wholesale rates of SIGECO. According to the application, SIGECO currently provides full requirements service to the City of Huntingburg and the City of Boonville, Indiana. SIGECO also provides partial requirements service to the City of Jasper, Indiana, and backup and emergency power to Alcoa Generating Company. The application states that, to protect wholesale customers, Applicants agree that none of the costs arising from the proposed reorganization will be used as a vehicle for an increase in jurisdictional entities' wholesale electric rates. Applicants notes that in the event that they intend to alter either SIGECO's transmission or wholesale power rates, they would be required to file such change under section 205 of the FPA.

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Additionally,  with regards to the agreements  under which SIGECO sells power at wholesale under its market-based rate authority, Applicants note that such agreements will remain unaffected by the proposed reorganization. With respect to regulation, Applicants state that the proposed reorganization will not have an adverse effect on regulation because SIGECO will continue to be subject to the Commission's jurisdiction.

         Notice of the application was published in the Federal Register with comments due on or before August 9, 2000. No comments were received.

         After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA, to issue supplemental orders as appropriate; and

     (5) Applicants shall promptly notify the Commission of the date the disposition of the jurisdictional facilities is consummated.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.

                                            Michael C. McLaughlin, Director
                                            Division of Corporate Applications



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